                                               -------------------------------
                     UNITED STATES             OMB Number:       3235-0145
          SECURITIES AND EXCHANGE COMMISSION   Expires:   October 31, 1997
                WASHINGTON, D.C. 20549         Estimated average burden hours
                                               per response..........    14.90
                                               -------------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*

                    OCCUPATIONAL HEALTH + REHABILITATION INC
        ----------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, $.001 par value per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   674617-10-5
                              ----------------------
                                 (CUSIP Number)

    Kevin J. Dougherty                  Andrew E. Taylor, Jr.
    The Venture Capital Fund of New     Testa, Hurwitz & Thibeault, LLP
     England III, L.P.                  125 High Street
    160 Federal Street, 23rd Floor      Boston, MA 02110
    Boston, MA 02110                    617-248-7000

        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 1996
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 18 Pages

                                  SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP NO. 674617-10-5                                         PAGE 2 OF 18 PAGES
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    115,636
               -----------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           115,636
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,636
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP NO. 674617-10-5                                         PAGE 3 OF 18 PAGES
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON FH & CO. III, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  n/a

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     (DE)
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    115,636
               -----------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           115,636
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,636
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP NO. 674617-10-5                                         PAGE 4 OF 18 PAGES
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON RICHARD A. FARRELL
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  n/a

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     US
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

               -----------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY        115,636
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    115,636
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,636
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP NO. 674617-10-5                                         PAGE 5 OF 18 PAGES
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON HARRY J. HEALER JR.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  n/a

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     US
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

               -----------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY        115,636
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    115,636
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,636
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP NO. 674617-10-5                                         PAGE 6 OF 18 PAGES
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON KEVIN J. DOUGHERTY
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  n/a

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     US
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

               -----------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY        115,636
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    115,636
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,636
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

- ---------------------                                         ------------------
CUSIP NO. 674617-10-5                                         PAGE 7 OF 18 PAGES
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON WILLIAM C. MILLS, III
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  n/a

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
- --------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
     PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     US
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER

               -----------------------------------------------------------------
  NUMBER OF     8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY        115,636
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    115,636
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,636
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          / /
     CERTAIN SHARES*

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY AND ISSUER:
        -------------------

        This Statement relates to the common stock, par value $0.001 per share of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 175 Derby Street, Suite 36, Hingham, Massachusetts 02043.

Item 2. IDENTITY AND BACKGROUND:
        -----------------------

        FILING PERSON 1: Venture Capital Fund of New England III, L.P. (the
                         "Fund") is a Delaware limited partnership the principal business of which is venture capital investing. The Fund's principal business and office address is 160 Federal Street, 23rd Floor, Boston, MA 02110. During the last five years the Fund has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Fund was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        FILING PERSON 2: FH & Co. III, L.P. (the "GPLP") is a Delaware limited partnership the principal business of which is to serve as the sole general partner of the Fund. The GPLP's principal business and office address is 160 Federal Street, 23rd Floor, Boston, MA 02110. During the last five years the GPLP has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the GPLP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        FILING PERSONS 3, 4, 5 AND 6: Richard A. Farrell ("Farrell"), Harry J.
                        Healer Jr. ("Healer"), Kevin J. Dougherty ("Dougherty") and William C. Mills, III ("Mills") share the principal business/office address of the Fund and the GPLP. Farrell, Healer, Dougherty and Mills are the four general partners of the GPLP. During the last five years, none of Farrell, Healer, Dougherty or Mills has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
        -------------------------------------------------

        The Venture Capital Fund of New England III, L.P. (the "Fund") acquired the securities of the Issuer through the conversion of securities of Occupational Health + Rehabilitation Inc, a Delaware corporation ("OH+R"), into securities of the Issuer, formerly known as Telor Ophthalmic Pharmaceuticals, Inc., in connection with the merger of OH+R with and into the Issuer (the "Merger"). Upon the effectiveness of the Merger, 816,667 shares of common stock of OH+R owned by the Fund were converted into 115,636 shares of common stock of the Issuer.

Item 4. PURPOSE OF TRANSACTION:
        ----------------------

        The purpose of the transaction was an investment in the Issuer.

                              Page 8 of 18 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER:
        ------------------------------------

        On June 6, 1996, the aggregate number of shares of common Stock of the Issuer beneficially owned by the Fund was 115,636, representing 7.9% of the issued and outstanding shares of the Issuer's common stock (based on information provided to the filing persons by the Issuer).

        By virtue of its status as the Fund's sole general partner, the GPLP may be deemed the beneficial owner of the 115,636 shares of the Issuer's common stock owned by the Fund. By virtue of their status as general partners of the GPLP, Farrell, Healer, Dougherty and Mills may also be deemed the beneficial owners of the 115,636 shares of the Issuer's common stock owned by the Fund. The GPLP and each of Farrell, Healer, Dougherty and Mills disclaim beneficial ownership of any such shares except to the extent of their actual individual pecuniary interest therein.

        Subject to the Voting Agreement attached hereto as EXHIBIT 1 (see Item 6, below), the Fund (through the GPLP) has sole power to vote (or direct the vote) and to dispose (or direct the disposition) of the shares owned by the Fund. Farrell, Healer, Dougherty and Mills, as general partners of the GPLP, each have shared powers to vote (or direct the vote) and dispose (or direct the disposition) of such shares.

        The limited partners of the Fund, subject to the Fund's agreement of limited partnership, also have a right to receive dividends from or proceeds from the sale of, such shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        ------------------------

        In connection with the Merger Agreement, the Fund, certain of the securityholders of OH+R prior to the Merger and certain of the securityholders of the Issuer entered into a voting agreement (the "Voting Agreement"), dated as of June 6, 1996. Pursuant to the terms of the Voting Agreement, the parties thereto have agreed to vote all shares of common stock of the Issuer owned by such person or entity to elect at the 1996 annual meeting of the stockhholders of the Issuer the following persons to the board of directors of the Issuer, each for a three year term: (1) Mr. John C. Garbarino; (2) Mr. John K. Herdklotz, Ph.D., the Issuer's Chairman of the Board, Acting Chief Executive Officer and President, prior to the Merger; and (3) Angus M. Duthie, a director of the Issuer who was a director of OH+R prior to the Merger.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

        A. Voting Agreement, dated as of June 6, 1996, by and among Telor Ophthalmic Pharmaceuticals, Inc. ("Telor"), certain securityholders of Occupational Health + Rehabilitation Inc and certain securityholders of Telor.






                               Page 9 of 18 Pages

                                  SCHEDULE 13D

- ---------------------                                        -------------------
CUSIP NO. 674617-10-5                                        PAGE 10 OF 18 PAGES
- ---------------------                                        -------------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     June 14, 1996             THE VENTURE CAPITAL FUND
     ____________________      OF NEW ENGLAND III, L.P.
     Date

                                   By: FH & Co. III, L.P.
                                   Its: General Partner


                                   By:/s/ KEVIN J. DOUGHERTY
                                      ------------------------------
                                      General Partner

                                   FH & CO. III, L.P.


                                   By:/s/ KEVIN J. DOUGHERTY
                                      ------------------------------
                                      General Partner

                                   /s/ RICHARD A. FARRELL
                                   ---------------------------------
                                   Richard A. Farrell

                                   /s/ HARRY J. HEALER, JR.
                                   ---------------------------------
                                   Harry J. Healer, Jr.

                                   /s/ KEVIN J. DOUGHERTY
                                   ---------------------------------
                                   Kevin J. Dougherty

                                   /s/ WILLIAM C. MILLS, III
                                   ---------------------------------
                                   William C. Mills, III

                                                                     Exhibit A
                                                                     ---------

                                Voting Agreement
                                ----------------


     This voting Agreement (this "Agreement") is entered into as of June 6, 1996, by and between Telor Ophthalmic Pharmaceuticals, Inc., a Delaware corporation ("Telor"), the individuals and entities listed on Schedule A attached hereto (the "OH+R Securityholders"), and the individuals and entities listed on SCHEDULE B attached hereto (the "Telor Securityholders"). The "OH+R Securityholders" and "Telor Securityholders" are sometimes referred to herein collectively as the "Securityholders" and individually as a "Securityholder".

     WHEREAS Telor and Occupational Health + Rehabilitation Inc, a Delaware corporation ("OH+R"), are parties to that certain Agreement and Plan of Merger, dated February 22, 1996, as amended on April 30, 1996 and May 10, 1996 (the "Merger Agreement"), providing for the merger of OH+R with and into Telor, such that Telor will be the surviving corporation, the separate corporate existence of OH+R will cease, and the surviving corporation will continue under the name "Occupational Health + Rehabilitation Inc" (the "Merger");

     WHEREAS pursuant to the terms of the Merger Agreement, upon consummation of the Merger, all shares of capital stock of OH+R and certain other equity securities of OH+R will be converted into the right to receive shares of the common stock, $.001 par value per share, of Telor ("Telor Stock");

     WHEREAS as a condition to consummation of the Merger, the OH+R Securityholders are required to enter into this Agreement; and

     WHEREAS as a condition to consummation of the Merger, the Telor Securityholders are required to enter into this Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Subject to consummation of the Merger, each Securityholder agrees that such-Securityholder shall vote all shares of Telor Stock owned by such person or entity to elect at the 1996 annual meeting of the stockholders of Telor (the "1996 Meeting") the following persons to the Board of Directors of Telor, each for a three (3) year term:

     (a) the Chief Executive Officer of Telor upon consummation of the Merger, who is expected to be John C. Garbarino;

     (b) John K. Herdklotz, Ph.D., or, if he shall be unable or unwilling to serve, a person designated by those persons designated as Telor Principal Stockholders on SCHEDULE B; and


                              Page 11 of 18 Pages

     (c) Angus M. Duthie, or, if he shall be unable or unwilling to serve, a person designated by those persons designated as the OH+R Principal Stockholders on SCHEDULE A.

     2. Telor agrees to use its reasonable best efforts to cause the nominees designated pursuant to Section 1 to be included on the slate of directors and to be recommended to the stockholders of Telor for election at the 1996 Meeting.

     3. If any Securityholder shall fail to vote such Securityholder's shares of Telor Stock as provided in this Agreement, without further action by such Securityholder, the President of Telor shall be, and hereby is, irrevocably constituted the attorney-in-fact and proxy of such Securityholder for the purpose of voting and shall vote such shares at the 1996 Meeting as provided in this Agreement and is hereby authorized to revoke any proxy providing for any other vote of such shares on any proposal for the election of directors at such 1996 Meeting.

     4. Each Securityholder represents and warrants that such Securityholder owns beneficially and of record the shares of capital stock of OH + R, other equity securities of OH + R and/or shares of Telor Stock set forth opposite the name of such Securityholder on SCHEDULE A or SCHEDULE B, as the case may be.

     5. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by (a) Telor, (b) holders of a majority of the shares of capital stock of OH+R (on an as converted basis) or shares of Telor Stock held by the OH+R Principal Stockholders, and (c) holders of a majority of the shares of Telor Stock held by Telor Principal Stockholders, provided, that no amendment shall increase any party's obligations without such party's consent.

     6. Each Securityholder acknowledges and agrees that the rights acquired by Telor hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by such Securityholder were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which Telor is entitled at law or in equity, Telor shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by each Securityholder and to enforce specifically the terms and provisions hereof.

     7. Each Securityholder represents and warrants that it is not a party to any agreement or understanding, and the shares of capital stock of OH+R, other equity securities of OH+R and/or shares of Telor Stock owned by such Securityholder are not subject to any restriction, lien, order, judgment or decree, which would limit or conflict with such Securityholder's obligations hereunder.


                               Page 12 of 18 Pages

     8. This Agreement shall terminate upon the first to occur of (a) the termination of the Merger Agreement or (b) immediately after the conclusion of the 1996 Meeting.

     9. Each Securityholder covenants not to sell or otherwise transfer any shares of capital stock of OH+R, other equity securities of OH+R and/or shares of Telor Stock owned by it between the date hereof and through and including the date of the 1996 Meeting, unless the transferee agrees in writing to be bound by the terms of this Agreement.

     10. This Agreement, together with the Standstill Agreement dated June 6, 1996 between Telor and certain of the Securityholders, embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

     11. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     12. All capitalized terms used in this Agreement and not otherwise defined herein shall have the same meaning in this Agreement and in the Merger Agreement.

     13. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as a sealed instrument as of the day and date first above written.

                         TELOR OPHTHALMIC PHARMACEUTICALS, INC.

                         By:
                            -----------------------------------------


                         PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP

                         By:  Prince Ventures, L.P., General Partner

                         By:
                             ----------------------------------------

                              Page 13 of 18 Pages

                         THE VENTURE CAPITAL FUND
                         OF NEW ENGLAND III, L.P.

                         By: FH & Co. III, L.P., Its General Partner

                         By:
                            -----------------------------------------

                         BANCBOSTON VENTURES, INC.


                         By:
                            -----------------------------------------


                         --------------------------------------------
                         John C. Garbarino


                         --------------------------------------------
                         Lynne M. Rosen


                         VENROCK ASSOCIATES


                         By:
                            -----------------------------------------


                         VENROCK ASSOCIATES II, L.P.


                         By:
                            -----------------------------------------


                         ASSET MANAGEMENT ASSOCIATES, 1989, L.P.


                         By:
                            -----------------------------------------



                              Page 14 of 18 Pages

                         HAMBRO INTERNATIONAL VENTURE FUND II, L.P.


                         By:
                            -----------------------------------------


                         HAMBRO INTERNATIONAL VENTURE FUND `85


                         By:
                            -----------------------------------------


                         KKI-HAMBRO UNITED STATES INTERNATIONAL
                         VENTURE FUND


                         By:
                            -----------------------------------------


                         HIV-GEN INCORPORATED


                         By:
                            -----------------------------------------


                         --------------------------------------------
                         John K. Herdklotz, Ph.D.


                         --------------------------------------------
                         Craig C. Taylor


                         --------------------------------------------
                         Patrick F. Latterell


                         --------------------------------------------
                         Charles L. Dimmler, III


                         --------------------------------------------
                         Mark J. Gabrielson

                         --------------------------------------------
                         John F. Chappell


                               Page 15 of 18 Pages

                         --------------------------------------------
                         Jane E. Rady


                               Page 16 of 18 Pages

                                   Schedule A

                              OH+R Securityholders
                              --------------------


PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP
THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P.
BANCBOSTON VENTURES, INC.
JOHN C. GARBARINO
LYNNE M. ROSEN


                           OH+R Principal Stockholders
                           ---------------------------


PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP
THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P.
BANCBOSTON VENTURES, INC.


                               Page 17 of 18 Pages

                                   Schedule B

                              Telor Securityholders
                              ---------------------


PRINCE VENTURE PARTNERS III LIMITED PARTNERSHIP
VENROCK ASSOCIATES
VENROCK ASSOCIATES II, L.P.
ASSET MANAGEMENT ASSOCIATES, 1989, L.P.
HAMBRO INTERNATIONAL VENTURE FUND II, L.P.
HAMBRO INTERNATIONAL VENTURE FUND '85
KKI-HAMBRO UNITED STATES INTERNATIONAL VENTURE FUND
HIV-GEN INCORPORATED
PATRICK F. LATTERELL
JOHN K. HERDKLOTZ, PH.D.
CRAIG C. TAYLOR
CHARLES L. DIMMLER, III
MARK J. GABRIELSON
JOHN F. CHAPPELL
JANE E. RADY


                          Telor Principal Stockholders
                          ----------------------------


PRINCE VENTURE PARTNERS III, LIMITED PARTNERSHIP
VENROCK ASSOCIATES
VENROCK ASSOCIATES II, L.P.
ASSET MANAGEMENT ASSOCIATES, 1989, L.P.
HAMBRO INTERNATIONAL VENTURE FUND II, L.P.
HAMBRO INTERNATIONAL VENTURE FUND '85
KKI-HAMBRO UNITED STATES INTERNATIONAL VENTURE FUND
HIV-GEN INCORPORATED

                             Page 18 of 18 Pages